UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Athira Pharma, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

04746L104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04746L104

(1)	Names of reporting persons Leen Kawas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 1,428,292 shares (1)
shares beneficially owned by	(6) Shared voting power 264,810 shares (2)
each reporting person	(7) Sole dispositive power 1,428,292 shares (1)
with:	(8) Shared dispositive power 264,810 shares (2)
(9)	Aggregate amount beneficially owned by each reporting person 1,693,102 shares (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.2% (3)
(12)	Type of reporting person (see instructions) IN

(1)	Consists of 1,117,246 shares held of record by Dr. Kawas and options to purchase 311,046 shares that are exercisable within 60 days of December 31, 2020.
(2)	Consists of 264,810 shares held of record by the Hamdan Family GST Trust, of which the Reporting Person may be deemed to have voting or dispositive power.
(3)

Percentage ownership based on 32,485,184 shares of Common Stock of the Issuer outstanding as of December 31, 2020, as reported in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 19, 2021.

Item 1(a)	Name of Issuer:
Athira Pharma, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
18706 North Creek Parkway, Suite 104
Bothell, WA 98011
Item 2 (a)	Name of Person Filing:
Leen Kawas
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
c/o Athira Pharma, Inc.
18706 North Creek Parkway, Suite 104
Bothell, WA 98011
Item 2 (c)	Citizenship:
The Reporting Person is a United States citizen.
Item 2 (d)	Title of Class of Securities:
Common stock, par value $0.0001 per share
Item 2 (e)	CUSIP Number:
04746L104
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

/s/ Leen Kawas
Leen Kawas